# SEC Schedule 13G/A (Amendment No. 26) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Columbia Sportswear Company, CIK 0001050797
CUSIP: 198516106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14375 NW Science Park Drive, Portland, Oregon (OR), 97229
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001050797-24-000027
Filed by CIK 0001079756

## Reporting persons
- Timothy P. Boyle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 23,012,323; shared voting power 1,014; sole dispositive power 23,012,323; shared dispositive power 1,014; aggregate amount beneficially owned 23,013,337 (42% of the class)

## Item 1. Issuer
Name of issuer: Columbia Sportswear Company
Address of issuer's principal executive offices: 14375 NW Science Park Drive, Portland, OR, 97229

## Item 2. Person Filing
Name of person filing: Timothy P. Boyle
Address of principal business office or, if none, residence: 14375 NW Science Park Drive, Portland, Oregon 97229
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Under the rules and regulations of the Securities and Exchange Commission, as of August 14, 2025, Mr. Boyle may be deemed to be the beneficial owner of a total of 23, 013,337 shares of Issuer Common Stock. This amount includes (i) 2,000 shares held in a stock voting trust, of which Mr. Boyle is the trustee; (ii) 11,659,819 shares held in grantor retained annuity trusts for which Mr. Boyle is the trustee and income beneficiary; (iii) 1,014 shares held in a trust for Mrs. Boyle, of which she is the trustee; and (iv) 79,284 stock options exercisable within 60 days of August 14, 2025. Pursuant to Rule 13d-4, this filing shall not be construed as an admission that Mr. Boyle is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities identified in clause (iii) of this paragraph.
Percent of class: Mr. Boyle's beneficial ownership of Issuer Common Stock represented approximately 42.0% of the Issuer's 54,770,067 issued and outstanding shares of such stock as of July 25, 2025.
Sole power to vote or to direct the vote: 23,012,323
Shared power to vote or to direct the vote: 1,014
Sole power to dispose or to direct the disposition: 23,012,323
Shared power to dispose or to direct the disposition: 1,014

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Timothy P. Boyle: /s/ TIMOTHY P. BOYLE, Timothy P. Boyle (08/14/2025)